UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65289/September 8, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14466

_____

In the Matter of   :
                                                            :
M.B.A. HOLDINGS, INC.,   :   ORDER MAKING FINDINGS
MEDICOR LTD.,   :   AND REVOKING
MIDGARDXXI, INC.,   :   REGISTRATION BY DEFAULT
MIDNET, INC.,   :   AS TO FOUR RESPONDENTS
NETTEL HOLDINGS, INC., and   :
NEXICON, INC.   :

_____

        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on July 14, 2011, pursuant to Section 12(j) of the Securities Exchange Act of
1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have
provided evidence that Respondents[1] were served with the OIP, in accordance with 17 C.F.R. §
201.141(a)(2)(ii), (iv), by July 25, 2011. Respondents' Answers were due on August 8, 2011.
See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). As of today, Respondents have not filed
Answers with the Office of the Secretary. Respondents were also ordered to show cause – by
August 29, 2011 – why the registration of their securities should not be revoked by default. As
of today, Respondents have not shown cause.

        MidgardXXI, Inc. (MidgardXXI), MidNet, Inc. (MidNet), Nettel Holdings, Inc. (Nettel
Holdings), and Nexicon, Inc. (Nexicon) (collectively, Respondents), are in default for failing to
file an Answer to the OIP, respond to the order to show cause, or otherwise defend the
proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice
155(a), I find the following allegations in the OIP to be true.

        MidgardXXI (CIK No. 855109) is a dissolved Delaware corporation located in Boulder,
Colorado, with a class of securities registered with the Commission pursuant to Exchange Act
Section 12(g). MidgardXXI is delinquent in its periodic filings with the Commission, having not
filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2006,

_____

[1] This proceeding has ended as to Respondents M.B.A. Holdings, Inc., and Medicor LTD. See
M.B.A. Holdings, Inc., Exchange Act Release Nos. 65230 (August 31, 2011) and 64972 (July
27, 2011), respectively.

which reported a net loss of over $7 million for the prior nine months. On December 15, 2006, an involuntary Chapter 7 petition was filed against MidgardXXI in the U.S. Bankruptcy Court for the District of Colorado, and the case was still pending as of July 8, 2011. As of July 8, 2011, the company's stock (symbol "MGXX") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

MidNet (CIK No. 1080313) is a void Delaware corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). MidNet is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB/A for the period ended September 30, 2006, which reported a net loss of over $1 million for the prior nine months. On January 20, 2009, a cease trade order was instituted by the British Columbia Securities Commission against MidNet barring it from trading in Canadian markets because of delinquent filings. As of July 8, 2011, the company's stock (symbol "MIDX") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Nettel Holdings (CIK No. 1084883) is a dissolved Florida corporation located in Beaverton, Oregon, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Nettel Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2008, which reported a net loss of over $255,000 for the prior three months. As of July 8, 2011, the company's stock (symbol "NTTL") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Nexicon (CIK No. 1053113) is a revoked Nevada corporation located in Albuquerque, New Mexico, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Nexicon is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the fiscal year ended December 31, 2005, which reported a net loss of over $3.1 million for the prior fiscal year. As of July 8, 2011, the company's stock (symbol "NXCO") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, MidgardXXI, Inc., MidNet, Inc., Nettel Holdings, Inc., and Nexicon, Inc., failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of MidgardXXI, Inc., MidNet, Inc., Nettel Holdings, Inc., and Nexicon, Inc., is hereby REVOKED.

_____
Cameron Elliot
Administrative Law Judge